Exhibit 99.1

BCE Inc.

Annual General Meeting of Shareholders

May 8, 2025

Report of Voting Results

At the Annual general meeting of shareholders of BCE Inc. (the “Corporation”) held on May 8, 2025 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following matters were voted on.

1.	Election of Directors

Each of the following 13 nominees was elected as a director of the Corporation:

Nominee	Votes For	%	Votes Against	%
Mirko Bibic	280,854,230	97.58%	6,963,072	2.42%
Robert P. Dexter	278,934,572	96.91%	8,884,730	3.09%
Katherine Lee	279,198,941	97.00%	8,620,292	3.00%
Monique F. Leroux	278,663,893	96.82%	9,153,499	3.18%
Sheila A. Murray	275,977,442	95.89%	11,840,086	4.11%
Gordon M. Nixon	278,153,764	96.64%	9,661,517	3.36%
Louis P. Pagnutti	282,361,115	98.10%	5,456,586	1.90%
Calin Rovinescu	280,002,483	97.28%	7,816,572	2.72%
Karen Sheriff	280,208,791	97.36%	7,609,333	2.64%
Jennifer Tory	280,579,412	97.48%	7,239,613	2.52%
Louis Vachon	280,736,578	97.54%	7,077,701	2.46%
Johan Wibergh	281,936,122	97.96%	5,882,873	2.04%
Cornell Wright	279,100,995	96.97%	8,715,003	3.03%

2.	Appointment of Auditors

Ernst & Young LLP was appointed as the Corporation’s Auditors.

Votes For:	307,739,516 (98.41%)
Votes Withheld:	4,982,989 (1.59%)

3.	Advisory Resolution on Executive Compensation

Votes For:	264,886,236 (92.04%)
Votes Against:	22,915,270 (7.96%)

4.	Shareholder Proposal No. 1 – Disclosure of Language in which Employees are Fluent

Votes For:	11,457,962 (3.98%)
Votes Against:	276,355,749 (96.02%)

5.	Shareholder Proposal No. 2 – In-Person Annual Meetings

This proposal was withdrawn by the proponent prior to the Meeting and as a result there was no vote on this proposal.

6.	Shareholder Proposal No. 3 – Advanced Generative AI Systems and Code of Conduct

Votes For:	18,233,633 (6.34%)
Votes Against:	269,584,343 (93.66%)